OMB Approval

                                                                OMB 3235-0145


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                      AMERICAN BODY ARMOR & EQUIPMENT, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   024635 203

                                 (CUSIP Number)
        Carol T. Burke, P. O. Box 1769, Fernandina Beach, FL 32035-1769,
                                  (904) 261-4035
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 18, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

   Check the following box if a fee is being paid with the statement [X] .
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

   SEC 1746 (9-82)

                                   13D
    CUSIP NO.   024635 203


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Jonathan M. Spiller


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
               N/A                                                    (b) [ ]

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

               00

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [ ]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              U.K.

                             7   SOLE VOTING POWER

          NUMBER OF                691,845
            SHARES
                             8   SHARED VOTING POWER
         BENEFICIALLY
                                     -0-
           OWNED BY
             EACH            9   SOLE DISPOSITIVE POWER
          REPORTING                691,845
            PERSON
                            10   SHARED DISPOSITIVE POWER
             WITH
                                      -0-

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              691,845

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
         CERTAIN SHARES*

              N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.4%

    14   TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer.

        This Schedule 13D relates to 691,845 shares of common stock (the "Shares"), of American Body Armor & Equipment, Inc. (the "Company"), a Florida corporation. The principal executive offices of the Company are located at 191 Nassau Place Road, Yulee, Florida 32097.

        On January 18, 1996, Kanders Florida Holdings, Inc., a Delaware corporation ("Buyer") entered into two Stock Purchase Agreements, one with Clark-Schwebel Fiber Glass Corp. and one with Hexcel Corporation, hereafter Clark-Schwebel Fiber Glass Corp. and Hexcel Corporation shall be referred to as "Sellers". The Sellers sold to Buyer all of the shares of common stock, par value $.03 per share, and all of the shares of 3% convertible preferred stock, par value $1.00 per share, of the Company held by the Sellers (the "Sale"). The Sale comprised a change in control of the Company. Immediately following the Sale, the Company's newly elected Board of Directors elected to require holders to convert all of the remaining convertible preferred stock to common stock at the fair market value of the common stock plus 10%, as required by the Company's Restated Articles of Incorporation (the "Conversion").

        On the same date, Mr. Spiller acquired 28,141 shares of the Company's common stock from another private investor at no cost ("Private Transaction"). Of these 28,141 shares, 2,000 shares are to be donated as a charitable contribution to a beneficiary selected by Mr. Spiller.

   Item 2.   Identity and Background.

        This Schedule 13D is being filed by Jonathan M. Spiller. Mr. Spiller's principal business address is 191 Nassau Place Road, Yulee,
   Florida 32097.   His principal employment is President and Chief Executive
   Officer of the Company as defined in Item 1 above. Mr. Spiller is a citizen of the United Kingdom.

        During the last five years, Mr. Spiller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to any civil proceeding which resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

        The shares were received pursuant to the Conversion and Private Transaction, as described in Item 1 above and the acceleration of options as a result of the Sale.

   Item 4.   Purpose of Transaction.

        The Shares have been acquired (1) pursuant to the Conversion, (2) pursuant to the Private Transaction and (3) the acceleration of options as a result of the Sale as described in Item 1 above. Mr. Spiller may acquire additional shares from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Company's common stock, other available investment opportunities, and general economic and market conditions. Depending on such factors, Mr. Spiller may determine at some time to dispose of all or a portion of the Shares.

        Mr. Spiller has no present plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except as set forth above;

        (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (although the executive officers of the Company, including Mr. Spiller, intend to explore the expansion of the Company's business through acquisitions)

        (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the Company's business or corporate structure;

        (g) Any changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) Causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.

   Item 5.   Interest in Securities of the Issuer.

      (a) and (b)   Pursuant to Rule 13d-3, Mr. Spiller is deemed to be the
   beneficial owner of all 691,845 Shares which represent 9.4 percent of the shares of common stock outstanding (determined in accordance with Rule 13d-1(e). The 691,845 Shares include 450,000 Shares issuable upon
   exercise of presently exercisable options.   Mr. Spiller has sole
   investment management authority for the investments and accordingly, has sole voting and dispositive power over the Shares. The number of Shares listed in this Item 5 includes only common stock.

      (c) The following table sets forth the dates, number of shares and per share price for all transactions in the Company's common stock effected by Mr. Spiller during the past 60 days:

      12/8/95  12,022 shares acquired pursuant to the
               annual conversion of the Company's
               preferred stock                            Purchase Price - N/A

      1/18/96  60,117 shares acquired pursuant to the
               Conversion                                 Purchase Price - N/A

      1/18/96  457,500 options and grants fully vested
               as a result of the Sale                    Purchase Price - N/A

      1/18/96  28,141 shares acquired pursuant to the
               Private Transaction                        Purchase Price - NA

        (d) Any dividends on the Shares and the proceeds from the sale thereof will be paid to Mr. Spiller. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

        (e)  Not applicable.


   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On January 18, 1996, Mr. Spiller entered into an agreement with the Buyer whereby Mr. Spiller has the right to become the beneficial owner of 7% of the Buyer's beneficial ownership in the Company (316,823 shares, as determined on January 18, 1996).

        The beneficial ownership will be effective on January 18, 1999 upon certain terms and conditions, namely that Mr. Spiller is the President and Chief Executive Officer of the Company at such time and Mr. Spiller has paid to the Buyer an amount equal to the acquisition cost (as calculated by the Buyer at January 18, 1996), plus 8% per annum, for his beneficial ownership. In the event Mr. Spiller's employment with the Company terminates prior to January 1, 1999 due to death or disability, or is terminated without cause, a prorata portion of the 7% beneficial ownership will vest on January 1, 1999 based on the number of months elapsed on the date of such termination in relation to 36 months. If Buyer elects to sell 10% or more of its common stock of the Company in a single transaction, Mr. Spiller may (1) elect to receive the proceeds from the sale of 7% of the shares to be sold (less the acquisition cost) and the number of shares vesting to him on January 1, 1999 will be decreased by the number of shares representing the 7% of shares sold or (2) he will be required to pay the acquisition cost and receive his shares.

   Item 7.   Material to be Filed as Exhibits.

        Agreement between Kanders Florida Holdings, Inc. and Jonathan M.
   Spiller.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth and this statement is true, complete and correct.



                                      By: /s/ Jonathan M. Spiller
                                           Jonathan M. Spiller

   Date:     January 26, 1996